Canadian Utilities Ltd



10015570

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Canadian Utilities Limited

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
CU	0.3775	CAD	04/08/2010	05/10/2010	06/01/2010
CU.X	0.3775	CAD	04/08/2010	05/10/2010	06/01/2010
CU.PR.A	0.3625	CAD	04/08/2010	05/10/2010	06/01/2010
CU.PR.B	0.3750	CAD	04/08/2010	05/10/2010	06/01/2010

Filed on behalf of the Issuer by:

Name: Ingrid Dunn
Phone: 403 292 7909
Email: ingrid.dunn@atco.com
Submission Date: 04/08/2010
Last Updated: 04/08/2010

SUPPL

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